SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a)
and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)

MEEMIC Holdings, Inc.
(Name of Issuer)

Common Stock, No Par Value
(Title of Class of Securities)

585135106
(CUSIP Number)

A. Derrill Crowe
Chief Executive Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, Alabama 35209
(205) 877-4400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
Jack P. Stephenson, Jr., Esq.
Burr & Forman LLP
Suite 3100, SouthTrust Tower
420 North Twentieth Street
Birmingham, Alabama 35203
(205) 251-3000

January 29, 2003
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

SCHEDULE 13D

CUSIP NO. 585135106

1	NAME OF REPORTING PERSON:

ProAssurance Corporation.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

63-1261433

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS: AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: one SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: one

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: one

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 100%

14	TYPE OF REPORTING PERSON: HC/CO

SCHEDULE 13D

CUSIP NO. 585135106

1	NAME OF REPORTING PERSON:

Professionals Group, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

38-3273911

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS: AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: one SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: one

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

one

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 100%

14	TYPE OF REPORTING PERSON: HC/CO

SCHEDULE 13D

CUSIP NO. 585135106

1	NAME OF REPORTING PERSON:

ProNational Insurance Company

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):

38-2317569

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS: WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION: Michigan.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 8 9 10	SOLE VOTING POWER: 0 SHARED VOTING POWER: one SOLE DISPOSITIVE POWER: 0 SHARED DISPOSITIVE POWER: one

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

one

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 100%

14	TYPE OF REPORTING PERSON: IC/CO

SCHEDULE 13D/A

Amendment No. 2

      This Amendment No. 2 and Final Amendment of the Schedule 13D filed with respect to the common stock of MEEMIC Holdings, Inc. (“MEEMIC Holdings”) by ProAssurance Corporation (“ProAssurance”), Professionals Group, Inc. (“Professionals”) and ProNational Insurance Company (“ProNational”) on July 9, 2001, as amended by Amendment No. 1 on Schedule 13D/A filed on April 18, 2002, is being filed to reflect the increase in percentage ownership of ProNational to 100% of the outstanding equity securities of MEEMIC Holdings pursuant to the transactions contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 9, 2002 (as amended September 18, 2002) by and among MEEMIC Holdings, ProNational and Meemic Merger Corp. (“Merger Sub”).

      The Merger Agreement provided that, subject to the terms and conditions of the Merger Agreement, including, without limitation, approval of the Merger Agreement by the independent shareholders of MEEMIC Holdings, (a) MEEMIC Holdings would make a tender offer for any and all of its outstanding shares other than those owned by ProNational at a price of $29 per share net in cash (the “Tender Offer”) and (b) following the completion of the Tender Offer, Merger Sub, a wholly owned subsidiary of ProNational, would merge with and into MEEMIC Holdings (the “Merger”), with MEEMIC Holdings continuing as the surviving corporation and a direct wholly owned subsidiary of ProNational and with each outstanding share of common stock of MEEMIC Holdings (other than shares owned by ProNational) being cancelled and converted into the right to receive $29 in cash (outstanding options to purchase common stock of MEEMIC Holdings being converted into the right to receive cash in an amount equal to the difference between the option price and $29 per share).

      The transactions contemplated by the Merger Agreement are described in (i) the Schedule 13E-3 jointly filed with the SEC by MEEMIC Holdings, ProAssurance, Professionals, ProNational, Merger Sub and Dr. A. Derrill Crowe (“Crowe”) on July 30, 2002, as amended together with the exhibits attached thereto, including, without limitation, the Merger Agreement, the Proxy Statement of MEEMIC Holdings with respect to the Special Meeting of Stockholders held on December 12, 2002, as filed with the SEC on October 16, 2002, and the Offer to Purchase for Cash by MEEMIC Holdings dated and filed with the SEC on December 23, 2002, as amended by the Supplement dated and filed January 9, 2003; and (ii) the Schedule TO filed with the SEC by ProAssurance, Professionals, ProNational, Merger Sub, and Crowe on January 9, 2003; and (iii) the Tender Offer Statement on Schedule TO filed with the SEC by MEEMIC Holdings on December 23, 2002, as amended by Amendment No. 1 filed on January 9, 2003.

      The following information is added to the item noted. Except as set forth below, the information contained in the Schedule TO remains unchanged.

ITEM 5 — INTEREST IN SECURITIES OF ISSUER

      In accordance with the terms and conditions of the Merger Agreement, MEEMIC Holdings offered to purchase all of the outstanding common stock of MEEMIC Holdings (other than shares held by ProNational) at a purchase price of $29 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 23, 2002, as amended by the Supplement thereto dated January 9, 2003 (the “Offer to Purchase”). The Offer to Purchase expired at 5:00 p.m., Eastern Standard Time, on January 23, 2003, and was not extended. Following the expiration of the Offer to Purchase, a total of 924,518 shares tendered in the Offer to Purchase were accepted by MEEMIC Holdings for payment in accordance with the terms of the Offer to Purchase. The shares accepted pursuant to the Offer to Purchase represented approximately 13.85% of the then issued and outstanding shares of common stock of MEEMIC Holdings and 87% of the shares of common stock of MEEMIC Holdings owned by shareholders other than ProNational. MEEMIC Holdings has forwarded to the tendering agent funds for the payment of the purchase of the shares of MEEMIC Holdings validly tendered pursuant to the Offer to Purchase.

      On January 29, 2003, Merger Sub merged with and into MEEMIC Holdings (the “Merger”) in accordance with the terms of the Merger Agreement by filing a Certificate of Merger with the Bureau of Commercial Services of the Michigan Department of Consumer and Industry Services. Pursuant to the terms of the Merger, Merger Sub was merged with and into MEEMIC Holdings, at which time the separate corporate existence of Merger Sub ceased and MEEMIC Holdings continued as the corporation surviving the Merger. The sole issued and outstanding share of Merger Sub was owned by ProNational and was converted into one share of common stock of MEEMIC Holdings. All of the other shares of common stock of MEEMIC Holdings owned by ProNational were cancelled; and each share of the common stock of MEEMIC Holdings not owned by ProNational was converted into the right to receive $29 per share in cash without interest. In addition, the right of holders of options to acquire shares of common stock of MEEMIC Holdings were converted under the Merger Agreement into rights to receive a cash payment equal to the difference between $29 and the per share exercise price for each share covered by the option held by such persons at the time of the Merger. As a result of the Merger, MEEMIC Holdings became a direct, wholly owned subsidiary of ProNational and was delisted from the NASDAQ stock market.

      To the knowledge of ProAssurance, Professionals Group and ProNational, the following individuals are the only executive officers and directors of ProAssurance, Professionals Group and ProNational that beneficially owned shares of common stock of MEEMIC Holdings at the time of the Merger.

(i) Victor T. Adamo was the beneficial owner of 18,188 shares, all of which were tendered pursuant to the Offer to Purchase on January 23, 2003;

(ii) Ann F. Putallaz was the beneficial owner of 500 shares of common stock of MEEMIC Holdings, all of which were tendered pursuant to the Offer to Purchase on January 23, 2003; and

(iii) William P. Sabados was the beneficial owner of 8,960 shares of common stock of MEEMIC Holdings, all of which were tendered pursuant to the Offer to Purchase on January 23, 2003. Mr. Sabados also held options to purchase 20,000 shares that were unexercised at the time of the Merger and that were converted into the right to receive $19 per share in cash (less applicable withholding).

      There have been no transactions with respect to the common stock of MEEMIC Holdings effected during the past 60 days by ProAssurance, Professionals Group, ProNational and their respective directors and executive officers, except for the transactions effective pursuant to the Merger Agreement.

ITEM 7 — EXHIBITS.

      (a)  The Proxy Statement of MEEMIC Holdings with respect to the Special Stockholders Meeting held on December 10, 2002, which was previously filed with the SEC on October 16, 2002, and is incorporated herein by this reference.

      (b)  The Merger Agreement, as amended, which was previously filed with the SEC as Appendix A to the Proxy Statement described in subparagraph (a) above and is incorporated herein by this reference.

      (c)  The Offer to Purchase by MEEMIC Holdings, dated December 23, 2002, which was previously filed with the SEC on December 23, 2002, as an exhibit to the Schedule TO of MEEMIC Holdings and is incorporated herein by this reference.

      (d)  The Supplement to the Offer to Purchase by MEEMIC Holdings, dated January 9, 2003, which was previously filed with the SEC on January 9, 2003, as an exhibit to Amendment No. 1 to the Schedule TO of MEEMIC Holdings and is incorporated herein by this reference.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that as of      , 2003, the information set forth in this Final Amendment on Schedule 13D/A is true, complete and correct.

ProAssurance Corporation

By:

/s/ Victor T. Adamo Victor T. Adamo President

Professionals Group, Inc.

By:

/s/ Victor T. Adamo Victor T. Adamo Chief Executive Officer

ProNational Insurance Company

By:

/s/ Victor T. Adamo Victor T. Adamo Chief Executive Officer